Issuer Free Writing Prospectus

Dated September 30, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-239961

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (877) 787-9239.

Contact:	Deric Eubanks	Jordan Jennings	Joseph Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

Glass Lewis Joins ISS in Recommending Ashford Hospitality Trust Shareholders Vote “FOR” Both Proposals

Company Reiterates that Failure to Complete the Exchange Offers Could Imperil the Value of the Company’s Common Shares and Could Potentially Result in a Bankruptcy Filing

Company Urges Shareholders to Follow the Recommendations of the Leading Advisory Firms and Vote “FOR” All Proposals

DALLAS, September 30, 2020 -- Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust” or the “Company”) today announced that Glass Lewis & Co. (“Glass Lewis”), a leading independent proxy advisory firm, has recommended that Ashford Trust shareholders vote “FOR” both proposals at the October 6th Special Meeting. Glass Lewis’ recommendation follows Institutional Shareholder Services’ (“ISS”) recommendation earlier this week that shareholders also vote “FOR” both proposals.

As Glass Lewis stated in its independent report: “…we ultimately consider it reasonable that the Trust has elected to pursue an alternative which stands to reduce cash burdens, eliminate a major liquidation preference, simplify the capital structure and prospectively enhance pro forma market access. While certainly not unfettered by steep dilution to common shareholders, these benefits may be expected to contribute favorably to AHT's ability to secure fresh sources of financing on more attractive terms than may presently be available, thereby potentially providing a more diverse array of avenues to improve liquidity, offset operational shortfalls and stabilize the Trust during the course of a still unpredictable industry rebound.”

In making its recommendation, Glass Lewis also commented on a number of the assertions made by Cygnus Capital, Inc. (“CCI”):

•	Referring to Cygnus Capital’s “array of analytical commentary” focused on Ashford Trust’s operating cash burn, debt service and expenses, Glass Lewis cited CCI’s materials claiming a Q2 burn rate at AHT of $77 million and approximately $249 million in cash and equivalents. Glass Lewis is quick to point out that the actual reported burn rate for Q2 was $106.2 million and cash reserves available are materially lower than CCI claimed due to ongoing forbearance negotiations. Glass Lewis’ analyses further commented “we consider these factors support the notion that liquidity pressure at AHT is higher than CCI’s portrayal.”

•	On CCI’s optimistic portrayal of the recovery in the hotel industry, Glass Lewis commented:

•	“we find the presented data arguably offers a skewed impression of the U.S. market, and, in certain cases, dubious analytical relevance.

•	“CCI highlights occupancy figures directly impacted by the Labor Day holiday in the United States, an approach we consider is clearly less likely to offer a normalized impression of any sector rebound in the U.S.

•	“Perhaps more questionably, CCI repeatedly points to the relatively quick uptick in room occupancy rates in China …. Given decidedly distinct COVID-19 responses employed by the U.S. and China, the absence of even a narrowly distributed vaccine and currently upward trending case rates in the U.S., we question the basis for CCI's industry optimism as a function of COVID-19 infection levels, as well as the utility of pointing to a wholly unrelated geography to which AHT has no exposure.”

•	Glass Lewis cites independent industry reports suggesting there “remains considerable uncertainty around the likelihood of a meaningfully durable sector rebound prior to 2023” and “ultimately considers it reasonable that the Trust has elected to pursue an alternative which stands to reduce cash burdens, eliminate a major liquidation preference, simplify the capital structure and prospectively enhance pro forma market access.”

Glass Lewis also pointed out that: “CCI has not, to date and to the best of our knowledge, approached the Trust or its external adviser, RBC, to facilitate substantive engagement with purportedly interested counterparties, or otherwise attempted to discuss with the board strategic or financing avenues which would meaningfully address the Trust's current condition. Indeed, we have been unable to uncover any indication CCI even nominally attempted to constructively engage with AHT prior to publishing its opposition platform in mid-September 2020, two full months after the Trust's initial recapitalization plans were made public in an S-4 filing.”

ASHFORD TRUST’S BOARD OF DIRECTORS URGES SHAREHOLDERS TO VOTE “FOR” THE TWO PROPOSALS AT THE OCTOBER 6TH SPECIAL MEETING TO PROTECT THEIR INVESTMENT.

Ashford Trust reminds each and every shareholder that their vote is critical no matter how many or how few shares they own. Shareholders who do not vote have the same effect as voting Against the proposed amendment to our corporate charter, which is necessary in order to complete the Exchange Offers. Common shareholders who have questions or need assistance in voting their shares may contact the Company’s proxy solicitation firm, at (877) 787-9239 or by email at Ashford@investor.morrowsodali.com.

Where You Can Find Additional Information

Completion of the Exchange Offers and the Consent Solicitation are subject to certain conditions, which are set forth in more detail in the Company’s registration statement on Form S-4 (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) for the purpose of registering the Common Stock issued pursuant to the Exchange Offers under the Securities Act of 1933, as amended. The Registration Statement was declared effective on September 9, 2020 at 4:00 p.m. ET. The Company has also filed with the SEC a Schedule TO for the Exchange Offers and a definitive proxy statement on Schedule 14A to solicit proxies from the holders of its Common Stock to approve the relevant items upon which the holders of the Common Stock will be entitled to vote (the “Proxy Statement”). The Proxy Statement was first mailed to stockholders on or about September 10, 2020. The Company may extend or terminate the Exchange Offers under certain circumstances as described in the Registration Statement. Additional information regarding these transactions can be found in the Company’s investor presentation available at https://dealroadshow.finsight.com/retail-roadshows.

Common stockholders who have questions about the Exchange Offers should contact our proxy solicitation firm at 1-877-787-9239 or by email at Ashford@investor.morrowsodali.com or contact:

RBC Capital Markets, LLC, as Dealer Manager

Tel: (212) 618-7843
Toll-free: (877) 381-2099
Email: liability.management@rbccm.com

Certain Information Regarding Participants

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the Exchange Offer and Consent Solicitation. Information about the Company’s executive officers and directors and their ownership of the Company’s stock is set forth in the definitive proxy statement that was filed with the SEC on September 10, 2020.

This does not constitute an offer of any securities for sale. Further, this communication is not a solicitation of a proxy from any security holder of the Company and shall not constitute the solicitation of an offer to buy securities.

Investors should read the Registration Statement and the Schedule TO for the Exchange Offers as they contain important information about the Exchange Offers, the Company and the other proposed transactions. Holders of Common Stock should read the Proxy Statement and any other relevant documents because they contain important information about the Company and the proposed transactions. The Registration Statement, Schedule TO and Proxy Statement are available for free on the SEC’s website, www.sec.gov. The prospectus included in the Registration Statement and additional copies of the Proxy Statement will be available for free from the Company for the applicable shareholders of the Company.

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Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing predominantly in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community. The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the impact of the novel strain of coronavirus (COVID-19) on our business; the ability of the Company’s advisor, Ashford Inc., to continue as a going concern; the timing and outcome of the Securities and Exchange Commission’s investigation; our ability to meet the NYSE continued listing standards; our ability to repay, refinance or restructure our debt and the debt of certain of our subsidiaries; general volatility of the capital markets and the market price of our common stock and preferred stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We will not publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise except to the extent required by law.